                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                            Texas Pacific Land Trust
                          ----------------------------
                                (Name of Issuer)


         Sub-Share Certificates in Certificates of Proprietary Interest
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                    882610108
                               ------------------
                                 (CUSIP Number)


                               Michael S. Paquette
                          Vice President and Controller
                    Fund American Enterprises Holdings, Inc.
                              80 South Main Street
                          Hanover, New Hampshire 03755
                                 (603) 643-1567
                          ----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 7, 1997
                               -------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)      Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
          Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member     (a)
         of a Group (See Instructions)                  ------------------
                                                   (b)
                                                        ------------------
--------------------------------------------------------------------------------

(3)      (SEC Use Only)

--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)             N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization           Delaware
                                                        --------
--------------------------------------------------------------------------------

         Number of Sub-Shares                      (7)  Sole Voting Power
         Beneficially Owned                             -----------------
         by Each Reporting                              30,000
         Person With                               (8)  Shared Voting Power
                                                        -------------------
                                                        110,900
                                                   (9)  Sole Dispositive Power
                                                        ----------------------
                                                        30,000
                                                   (10) Shared Dispositive Power
                                                        ------------------------
                                                        110,900

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        140,900

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   Approximately 4.9%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    HC, CO

--------------------------------------------------------------------------------

                                    2 of 8

                               CUSIP NO. 882610108


--------------------------------------------------------------------------------
(1)      Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
         Person

                         Fund American Enterprises, Inc.
                                   51-0328932

--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member       (a)
                                                        -------------
         of a Group (See Instructions)
                                                     (b)
                                                        -------------

--------------------------------------------------------------------------------

(3)      (SEC Use Only)

--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                   N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization                 Delaware
                                                              --------

--------------------------------------------------------------------------------

         Number of Sub-Shares            (7)    Sole Voting Power
         Beneficially Owned                     -----------------
         by Each Reporting
         Person With                     (8)    Shared Voting Power
                                                -------------------
                                                90,900

                                         (9)    Sole Dispositive Power
                                                ----------------------

                                         (10)   Shared Dispositive Power
                                                ------------------------
                                                90,900

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          90,900

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   Approximately 3.2%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                   CO

--------------------------------------------------------------------------------

                                     3 of 8

                               CUSIP NO. 882610108


--------------------------------------------------------------------------------

(1)      Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
          Person

                         White Mountains Holdings, Inc.
                                   02-0477315

--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member       (a)
                                                          -----------------
         of a Group (See Instructions)
                                                     (b)
                                                          -----------------

--------------------------------------------------------------------------------

(3)      (SEC Use Only)

--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                   N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization                          Delaware
                                                                       --------

--------------------------------------------------------------------------------

         Number of Sub-Shares                  (7)    Sole Voting Power
         Beneficially Owned                           -----------------
         by Each Reporting
         Person With                           (8)    Shared Voting Power
                                                      -------------------
                                                      20,000

                                               (9)    Sole Dispositive Power
                                                      ----------------------

                                               (10)   Shared Dispositive Power
                                                      ------------------------
                                                      20,000

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               20,000

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   Approximately .7%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                   HC, CO

--------------------------------------------------------------------------------

                                     4 of 8

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 6 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1995, AS AMENDED BY AMENDMENT NO. 1 ON SEPT. 8, 1995, AMENDMENT NO. 2 ON OCT. 4, 1995, AMENDMENT NO. 3 ON FEB. 9, 1996, AMENDMENT NO. 4 ON MARCH 1, 1996 AND AMENDMENT NO. 5 ON APRIL 14, 1997. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 4.  Purpose of Transaction.
         ----------------------

         (a) Sales by FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of TPL or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

        (a) FAEH owns 30,000 Sub-Shares directly and 90,900 Sub-Shares indirectly through FAE and 20,000 Sub-Shares indirectly through WMH and certain of WMH's direct and indirect wholly-owned subsidiaries. The aggregate number of Sub-Shares and the corresponding percentage of the outstanding Sub-Shares such number represents is as follows:

                                                               Percentage of
                                       Sub-Shares               Sub-Shares
                                      Beneficially             Beneficially
                  Person                Owned                      Owned
                  ------              ------------             ------------
                  FAEH                  140,900                    4.9%

                  FAE                    90,900                    3.2%

                  WMH *                  20,000                     .7%

    * WMH and certain of its direct and indirect wholly owned subsidiaries.


                                     5 of 8

     (b) FAEH has sole voting power and dispositive power with respect to 30,000 Sub-Shares and shares voting power and dispositive power with respect to 90,900 Sub-Shares with FAE and 20,000 Sub-Shares with WMH and certain of WMH's direct and indirect wholly owned subsidiaries.

     (c) Schedule II, attached hereto, describes all transactions by FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on Schedule I in Sub-Shares effected during the past 60 days.

     (d) As of May 7, 1997, FAEH, FAE and WMH and WMH's direct and indirect wholly-owned subsidiaries ceased to be the beneficial owners of more than five percent of the outstanding Sub-Shares.

                                    6 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 16, 1997

                                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                    BY:                 /S/
                                       ----------------------------------------
                                    Name:       Michael S. Paquette
                                    Title:      Vice President and Controller


                                    FUND AMERICAN ENTERPRISES, INC.


                                    BY:                 /S/
                                       ----------------------------------------
                                    Name:       Robert E. Snyder
                                    Title:      Secretary and Controller



                                    WHITE MOUNTAINS HOLDINGS, INC.


                                    BY:                 /S/
                                       ----------------------------------------
                                    Name:       Michael S. Paquette
                                    Title:      Vice President and Controller

                                    7 of 8

                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

         Sales of Sub-Share Certificates in Certificates of Proprietary Interest of Texas Pacific Land Trust by the Reporting Persons and by persons listed in
Schedule I within the last 60 days.

         Sold by          Date           Number Sold      Unit Price
         -------          ----           -----------      ----------
         FAE             04/14/97         1,000              30.625
         FAE             04/14/97         1,000              30.375
         FAE             04/14/97         1,000              30.375
         FAE             04/14/97         1,000              30.375
         FAE             04/22/97           200              30.375
         FAE             04/29/97           900              30.250
         FAE             04/30/97           800              30.250

         FAE             05/01/97           500              30.250
         FAE             05/01/97         1,000              30.250
         FAE             05/01/97           100              30.500
         FAE             05/02/97         1,000              30.250
         FAE             05/02/97         1,000              30.250
         FAE             05/02/97         1,000              30.250
         FAE             05/02/97         1,000              30.250
         FAE             05/02/97           100              30.250
         FAE             05/05/97           200              30.250
         FAE             05/06/97           500              30.250
         FAE             05/07/97         1,000              30.250
         FAE             05/07/97         1,000              30.250

                                    8 of 8